# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MakeMyTrip Ltd, CIK 0001495153
CUSIP: V5633W109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 19TH FLOOR, BUILDING NO.5, DLF CYBER CITY, GURGAON, India (K7), 122002
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001000275

## Reporting persons
- Royal Bank of Canada: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 4,856,370; sole dispositive power 0; shared dispositive power 4,856,370; aggregate amount beneficially owned 4,856,370 (5.4% of the class)

## Item 1. Issuer
Name of issuer: MakeMyTrip Ltd
Address of issuer's principal executive offices: 19TH FLOOR, BUILDING NO.5, DLF CYBER CITY, GURGAON, 122002

## Item 2. Person Filing
Name of person filing: Royal Bank of Canada
Address of principal business office or, if none, residence: 200 Bay Street, Toronto, Ontario, M5J QJ5, Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), group (OO)

## Item 4. Ownership
Amount beneficially owned: 4,856,370
Percent of class: 5.40
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 4,856,370
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 4,856,370

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: RBC Global Asset Management Inc.: A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Power of Attorney

## Signatures
- Royal Bank of Canada: /s/ Avinash Sawant, Director, Head of US Regulatory Services (11/12/2026)